EXHIBIT 10.1

September 27, 2007

Ms. Janet Scardino

Re: Offer of Employment

Dear Janet:

It gives me great pleasure to confirm our offer for you to join The Knot, Inc. as President and Chief Marketing Officer, reporting solely and directly to the Chief Executive Officer. Your appointment to these positions is subject to the approval of the Company’s Board of Directors and your commencement of employment will be the later of October 8, 2007 or the date of such Board approval. Upon your appointment by the Board, you will be designated as an executive officer of the Company, and will serve together with the other officers designated as such by the Board (presently, the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Chief Technology Officer). Your powers and duties as President will be as set forth in the Company’s by-laws.

Please understand that this offer is conditional upon our completion of customary background checks, your signing of the annexed non-disclosure, non-competition and non-solicitation agreement, as well as your compliance with the U.S. Citizenship and Immigration Services regulations requiring the establishment of your identity and right to work in the United States.

Compensation Terms

If you commence employment with The Knot, your compensation package would consist of the following terms. These terms are subject to the approval of the Compensation Committee of the Board of Directors, upon the recommendation of the Company’s management.

Base Salary

Your annualized salary rate is $300,000, which will be paid semi-monthly, on the 15th and on the last workday of the month. Salary will be reviewed no less frequently than annually for purposes of potential increase.

Incentive Bonus

You will be eligible to earn an annual cash incentive bonus with respect to 2008 and future years, expressed as a percentage of base salary. Your target and maximum bonus opportunities will be set by the Compensation Committee. The amount of your actual bonus will be determined according to your achievement of certain performance criteria established by the Compensation Committee. The incentive bonus will be conditioned upon the other terms and conditions of the incentive compensation program for executive officers, as may be in effect from time to time, and is payable following the completion of The Knot’s annual audit. The incentive bonus is not guaranteed and is completely discretionary; you may receive an incentive bonus in one year but not the next.

For the year ending December 31, 2007, you will be guaranteed to receive a bonus of no less than $25,000, payable at the same time as incentive bonuses are paid to the other executive officers.

Restricted Stock Grant

You will receive a restricted stock grant of 50,000 shares, which will vest over a four-year term, with the first 25% of the grant vesting on the first anniversary of the grant, and the balance of the grant vesting in equal monthly installments thereafter. The restricted stock grant will be made as soon as possible following the commencement of your employment, and will be subject to the standard terms and conditions of The Knot’s 1999 Stock Incentive Plan and a restricted stock agreement between you and The Knot. Your restricted stock agreement will provide that if The Knot is acquired by merger, asset sale or sale of more than 50% of its voting securities by the stockholders (in each case in accordance with the definition of “change in control” under the Stock Incentive Plan), in addition to those shares of restricted stock that have previously vested before such change in control in accordance with the regular vesting schedule, an amount of shares of restricted stock shall vest upon such event equal to the greater of (1) the shares of restricted stock that would otherwise have vested during the one year period following the change in control, and (2) 50% of the shares of restricted stock that are not vested on the date of the change in control.

Other Compensation

You will be eligible to participate in future incentive compensation programs for executive officers, if and when such programs are established by the Compensation Committee of the Board of Directors, at a level commensurate with your position at the time awards are granted and on the same general terms and conditions as apply to the other executive officers of the Company. Without limiting the foregoing, your participation in future equity grant programs made available to executive officers will not be reduced as compared to other executive officers because of your restricted stock grant made pursuant to this letter. In addition, in no event will the terms of equity awards granted to you (including your restricted stock grant made pursuant to this letter) with respect to accelerated vesting upon a “change in control” be less favorable than the terms made available to any other executive officer, and the Company will cause any award to be modified if and as necessary to carry out this provision.

Severance

If your employment is involuntarily terminated without cause by The Knot or a successor entity, or if you resign for “Good Reason,” you shall receive a lump-sum payment equal to your annualized base salary, at your rate of pay in effect immediately prior to such termination or resignation, and for 12 months after such termination or resignation receive all benefits (other than vesting of any equity award) that were associated with your employment immediately prior to such termination or resignation (to the extent and at such levels that these benefits remain available to employees of The Knot generally during such 12-month period). The Company shall pay the lump-sum payment in connection with an involuntary termination without cause upon such termination, and the lump-sum payment in connection with a Good Reason resignation within 10 business days of your written notice to the Company of such resignation.

An involuntary termination “without cause” shall mean a termination of employment other than for death, disability, termination for cause or any resignation by you other than a resignation for Good Reason. “Cause” shall mean (1) your material failure to perform the principal elements of your duties to The Knot or any of its subsidiaries, which failure is not cured within 20 days following written notice to you specifying the conduct to be cured, (2) your conviction of, or plea of nolo contendere to, a felony (regardless of the nature of the felony) or any other crime involving dishonesty, fraud, or moral turpitude, (3) your gross negligence or willful misconduct (including but not limited to acts of fraud, criminal activity or professional misconduct) in connection with the performance of your duties and responsibilities to The Knot or any of its subsidiaries, (4) your failure to substantially comply with the rules and policies of The Knot or any of its subsidiaries governing employee conduct or with the lawful directives of the Board of Directors of The Knot, or (5) your breach of any non-disclosure, non-solicitation, non-competition or other restrictive covenant obligations to The Knot or any of its subsidiaries. “Good Reason” shall mean (1) any reduction of your base salary, (2) the relocation of your principal place of business outside of New York City, or (3) the material diminution of your responsibilities or authority, any reduction of your title or any change in the reporting structure set forth in the first paragraph hereof.

Benefits and Other Terms

Benefits

You will be eligible to participate in The Knot benefits program starting with the first of the month following 60 days of employment, on terms equivalent to those for other executive officers. You will be eligible to participate in our 401(k) plan after completion of one (1) year of service and our Employee Stock Purchase Plan after completion of five (5) months of service. A full description of your benefits is contained in official plan documents that will be available to you. Please be advised that this letter describes policies and benefits currently available and that The Knot reserves the right to amend, change and terminate its policies, programs and employee benefit plans at any time during your employment.

At-Will Employment

Please understand that, if employed by The Knot in this position, your employment will be “at will,” meaning that either you or The Knot may terminate the relationship at any time, with or without cause or notice. Please also note that The Knot reserves the right to revise, supplement, or rescind any of its policies, practices, and procedures (including those described in the Employee Handbook) as it deems appropriate in its sole and absolute discretion.

No Violation of Contract

By accepting this offer of employment, you represent and warrant that you are honoring all of the provisions of any agreement between you and any current or former employer (including all provisions that remain in effect after your employment is terminated), and that your acceptance of employment with The Knot is not a violation of any agreement with any third party under which you incur any obligations that conflict with or will otherwise prevent you from performing your obligations with The Knot. Additionally, please be advised that it is The Knot’s corporate policy not to obtain or use any confidential information, proprietary information or trade secrets of its competitors or others, unless it is properly obtained from sources permitted to disclose such information. By signing this letter below, you are acknowledging that you have been advised of this policy and that you accept and will abide by this policy. It is not our intention or desire to make use of any proprietary information to which you may have had access during your previous employment. You are being hired to apply for The Knot, and are expected to apply for The Knot, only the general, non-trade secret skills and knowledge that you have developed throughout your career and that you are free to use under all applicable federal and state laws. In the event that you are in possession of any confidential non-public information by virtue of your prior employment, you further agree that you will not engage and have not engaged in any activity that is inconsistent with the rights of such prior employer which could subject The Knot, its parent companies and affiliates or any of its employees to liability.

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Janet, we look forward to your joining The Knot! Please indicate your acceptance of this offer by responding via email and then mailing the original signed and dated version of this letter to Director of Human Resources, at The Knot, Inc., 462 Broadway, 6th Floor, New York, NY 10013. We hope we will have a mutually rewarding association. If you have any questions regarding this offer, please call me at (212) 219-8555.

Sincerely,

/s/ DAVID LIU

David Liu
Chief Executive Officer

By signing, dating and returning this letter, you accept our offer of employment.

/s/ JANET SCARDINO	9/28/07
Janet Scardino	Date